Exhibit 8.1

List of principal subsidiaries and VIEs of the Registrant

Subsidiaries	Place of Incorporation
Sunlands Online Education HK Limited	Hong Kong
Wuhan Studyvip Online Education Co. Limited	PRC
Wuhan Zhidao Online Education Technology Co., Ltd.	PRC

VIE	Place of Incorporation
Beijing Yuanchilaxiang Education Technology Co., Ltd.	PRC
VIEs’ subsidiary	Place of Incorporation
Beijing Feibian Education Technology Co., Ltd.	PRC
Shufan Education Technology (Wuhan) Co., Ltd.	PRC
Wuhan Fangtang Technology Co., Ltd.	PRC